Exhibit (a)(1)(D)

E-MAIL CONFIRMING RECEIPT OF ELECTION FORM

This e-mail confirms our receipt of your Election Form which sets forth you election to exchange one or more of your Eligible Awards pursuant to AMN Healthcare Services, Inc.’s (the “Company”) Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009 (the “Offer”). This e-mail does not serve as an acceptance by the Company of the Eligible Awards designated on your Election Form for exchange. The procedure for acceptance of Eligible Awards for exchange is described in the Offer previously made available to you. Defined terms not explicitly defined herein shall have the same definitions as in the Offer.

Your election to exchange your Eligible Awards may be withdrawn or changed at any time prior to 5:00 p.m. Pacific Standard Time on December 10, 2009, the Expiration Date of the Offer, or if the Company extends the Offer, before 5:00 p.m. Pacific Standard Time on the extended Expiration Date. Withdrawals must be submitted in accordance with the instructions set forth in the Notice of Withdrawal. Changes to your election must be submitted in accordance with the instructions set forth in the Election Form.

You may e-mail questions about the Offer to equityadministrator@amnhealthcare.com or call (858) 509-3588.